FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/02/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By:/s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 2, 2021

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of September 30, 2021
and for the nine-month periods
ended on September 30, 2021 and 2020

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2021	2020 (1)	2021	2020 (1)
		(Unaudited)		(Unaudited)
Net sales	3	4,592,007	2,138,644	11,761,067	6,155,759
Cost of sales	3 & 4	(2,621,145)	(1,756,566)	(7,175,088)	(5,185,840)

Gross profit	3	1,970,862	382,078	4,585,979	969,919

Selling, general and administrative expenses	3 & 5	(237,356)	(183,093)	(692,254)	(566,135)
Other operating income (expenses), net	3	1,874	(192,029)	18,869	(195,566)

Operating income	3	1,735,380	6,956	3,912,594	208,218

Finance expense	6	(6,527)	(8,998)	(20,551)	(38,857)
Finance income	6	19,391	15,898	54,160	30,895
Other financial income (expenses), net	6	19,802	(20,649)	37,919	85,751
Equity in earnings (losses) of non-consolidated companies	9	84,421	13,212	301,994	(370)

Profit before income tax expense		1,852,467	6,419	4,286,116	285,637

Income tax expense		(486,027)	(27,469)	(1,054,744)	(282,467)

Profit (loss) for the period		1,366,440	(21,050)	3,231,372	3,170

Attributable to:
Owners of the parent		1,202,063	(48,471)	2,827,099	(16,007)
Non-controlling interest		164,377	27,421	404,273	19,177

Profit (loss) for the period		1,366,440	(21,050)	3,231,372	3,170

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in $ per share)		0.61	(0.03)	1.44	(0.01)

(1) Comparative information have been adjusted (see Note 11).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 2 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020 (1)	2021	2020 (1)
	(Unaudited)		(Unaudited)
Profit (loss) for the period	1,366,440	(21,050)	3,231,372	3,170

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(391)	267	(262)	(2,630)
Currency translation adjustment from participation in non-consolidated companies	(54,065)	(10,349)	(24,157)	(141,119)
Changes in the fair value of financial instruments at fair value through other comprehensive income	10,917	979	(3,724)	1,400
Income tax related to financial instruments at fair value	(3,829)	(82)	1,440	(96)
Changes in the fair value of derivatives classified as cash flow hedges	57	74	216	(360)
Income tax related to cash flow hedges	(17)	(22)	(65)	108
Other comprehensive income items from participation in non-consolidated companies	(115)	(5)	(79)	61
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	—	—	48,719	262
Income tax relating to remeasurement of post employment benefit obligations	—	—	(14,386)	(21)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(878)	2	(3,348)	21,514

Other comprehensive income (loss) for the period, net of tax	(48,321)	(9,136)	4,354	(120,881)

Total comprehensive income (loss) for the period	1,318,119	(30,186)	3,235,726	(117,711)

Attributable to:
Owners of the parent	1,154,832	(56,804)	2,830,500	(127,703)
Non-controlling interest	163,287	26,618	405,226	9,992

Total comprehensive income (loss) for the period	1,318,119	(30,186)	3,235,726	(117,711)
(1) Comparative information have been adjusted (see Note 11).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 3 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2021		December 31, 2020
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,462,525		6,504,681
Intangible assets, net	8	896,975		908,583
Investments in non-consolidated companies	9	697,346		471,306
Other investments		55,683		2,881
Deferred tax assets		154,327		158,703
Receivables, net		164,561	8,431,417	243,306	8,289,460
Current assets
Receivables, net		327,390		288,609
Derivative financial instruments		1,450		1,572
Inventories, net		3,626,356		2,001,781
Trade receivables, net		2,066,894		918,438
Other investments		768,515		813,527
Cash and cash equivalents		947,575	7,738,180	537,882	4,561,809
Non-current assets classified as held for sale			4,996		4,966
			7,743,176		4,566,775
Total Assets			16,174,593		12,856,235

EQUITY
Capital and reserves attributable to the owners of the parent			9,704,380		7,286,115
Non-controlling interest			1,561,496		1,157,038
Total Equity			11,265,876		8,443,153

LIABILITIES
Non-current liabilities
Provisions		87,216		80,570
Deferred tax liabilities		214,367		346,485
Other liabilities		509,340		551,856
Trade payables		1,168		1,145
Derivative financial instruments		168		523
Lease liabilities		227,809		251,617
Borrowings		772,010	1,812,078	1,327,289	2,559,485
Current liabilities
Current income tax liabilities		715,533		110,499
Other liabilities		385,250		249,836
Trade payables		1,222,268		1,049,337
Derivative financial instruments		900		5,835
Lease liabilities		44,235		42,486
Borrowings		728,453	3,096,639	395,604	1,853,597
Total Liabilities			4,908,717		4,413,082

Total Equity and Liabilities			16,174,593		12,856,235
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 4 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the period							2,827,099	2,827,099	404,273	3,231,372
Other comprehensive income (loss) for the period
Currency translation adjustment						(22,663)		(22,663)	(1,756)	(24,419)
Remeasurement of post employment benefit obligations				27,561				27,561	3,424	30,985
Cash flow hedges and others, net of tax				77				77	74	151
Others				(1,574)				(1,574)	(789)	(2,363)

Total comprehensive income for the period	—	—	—	26,064	—	(22,663)	2,827,099	2,830,500	405,226	3,235,726

Dividends paid in cash (5)							(412,246)	(412,246)	—	(412,246)
Acquisition of non-controlling interest (6)				11				11	(768)	(757)

Balance as of September 30, 2021 (unaudited)	2,004,743	(150,000)	(23,295)	1,356,020	(2,324,866)	(2,883,692)	11,725,470	9,704,380	1,561,496	11,265,876

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) See Note 10.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 5 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit (loss) for the period (5)							(16,007)	(16,007)	19,177	3,170
Other comprehensive income (loss) for the period
Currency translation adjustment						(133,124)		(133,124)	(10,625)	(143,749)
Remeasurement of post employment benefit obligations				20,277				20,277	1,478	21,755
Cash flow hedges, net of tax				(128)				(128)	(124)	(252)
Others				1,279				1,279	86	1,365

Total comprehensive (loss) income for the period	—	—	—	21,428	—	(133,124)	(16,007)	(127,703)	9,992	(117,711)

Acquisition of non-controlling interest (6)				8,054				8,054	(22,202)	(14,148)

Balance as of September 30, 2020 (unaudited)	2,004,743	(150,000)	(23,295)	1,362,462	(2,324,866)	(2,893,170)	8,516,142	6,492,016	1,090,998	7,583,014
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (71.9) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Comparative information have been adjusted (see Note 11).
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 6 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2021	2020 (1)
		(Unaudited)
Cash flows from operating activities
Profit for the period		3,231,372	3,170
Adjustments for:
Depreciation and amortization	7 & 8	445,582	477,054
Income tax accruals less payments		467,134	127,430
Equity in (earnings) losses of non-consolidated companies	9	(301,994)	370
Interest accruals less payments		3,753	4,552
ICMS reversal of related asset	11	—	194,065
Changes in provisions		9,622	(302)
Changes in working capital (2)		(2,459,444)	628,133
Net foreign exchange results and others		146,214	(28,078)
Net cash provided by operating activities		1,542,239	1,406,394
Cash flows from investing activities
Capital expenditures	7 & 8	(401,713)	(439,559)
Increase in other investments		(23,723)	(410,539)
Proceeds from the sale of property, plant and equipment		1,316	363
Dividends received from non-consolidated companies		499	—
Acquisition of non-controlling interest		(757)	(14,148)
Net cash used in investing activities		(424,378)	(863,883)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(412,246)	—
Finance lease payments		(33,954)	(30,414)
Proceeds from borrowings		205,488	244,326
Repayments of borrowings		(425,201)	(558,191)
Net cash used in financing activities		(665,913)	(344,279)
Increase in cash and cash equivalents		451,948	198,232
Movement in cash and cash equivalents
At January 1,		537,882	519,965
Effect of exchange rate changes		(42,255)	(37,537)
Increase in cash and cash equivalents		451,948	198,232
Cash and cash equivalents as of September 30, (3)		947,575	680,660

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		11,230	5,983

(1) Comparative information have been adjusted (see Note 11).

(2) The working capital is impacted by non-cash movements of $ (1.8) million as of September 30, 2021 ($ (25.6) million as of September 30, 2020) due to the variations in the exchange rates used by subsidiaries.

(3) It includes restricted cash of $ 130 and $ 38 as of September 30, 2021 and 2020, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 823,946 and $ 623,186 as of September 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 7 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2020.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2020.

None of the accounting pronouncements issued after December 31, 2020, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, China and Guatemala.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 9 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

3.SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2021 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	11,723,079	366,845	(328,857)	11,761,067
Cost of sales	(7,278,630)	(227,675)	331,217	(7,175,088)

Gross profit	4,444,449	139,170	2,360	4,585,979

Selling, general and administrative expenses	(671,773)	(20,481)	—	(692,254)
Other operating income, net	18,710	159	—	18,869

Operating income - IFRS	3,791,386	118,848	2,360	3,912,594

Management view
Net sales	11,723,079	434,546	(396,558)	11,761,067
Operating income	2,886,300	187,199	18,203	3,091,702
Reconciliation items:
Differences in Cost of sales				820,892

Operating income - IFRS				3,912,594

Financial income (expense), net				71,528
Equity in earnings of non-consolidated companies				301,994

Income before income tax expense - IFRS				4,286,116

Depreciation and amortization - IFRS	(398,124)	(47,458)	—	(445,582)

	Nine-month period ended September 30, 2020 (Unaudited)
	Steel (1)	Mining	Inter-segment eliminations	Total
IFRS

Net sales	6,102,254	284,802	(231,297)	6,155,759
Cost of sales	(5,223,336)	(195,048)	232,544	(5,185,840)

Gross profit	878,918	89,754	1,247	969,919

Selling, general and administrative expenses	(547,784)	(18,351)	—	(566,135)
Other operating income, net	(194,990)	(576)	—	(195,566)

Operating income - IFRS	136,144	70,827	1,247	208,218

Management view
Net sales	6,102,254	278,830	(225,325)	6,155,759
Operating income	316,151	73,881	7,992	398,024
Reconciliation items:
Differences in Cost of sales				(189,806)

Operating income - IFRS				208,218

Financial income (expense), net				77,789
Equity in earnings of non-consolidated companies				(370)

Income before income tax expense - IFRS				285,637

Depreciation and amortization - IFRS	(441,020)	(36,034)	—	(477,054)

(1) Comparative information have been adjusted (see Note 11).

Page 10 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2021 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	6,769,705	2,430,006	2,561,356	11,761,067

Non-current assets (1)	4,785,029	879,198	1,695,273	7,359,500

	Nine-month period ended September 30, 2020 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	3,257,628	1,129,844	1,768,287	6,155,759

Non-current assets (1)	4,688,232	949,935	1,795,957	7,434,124

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
Inventories at the beginning of the year	2,001,781	2,158,298

Plus: Charges for the period
Raw materials and consumables used and other movements	7,343,465	3,541,850
Services and fees	112,217	82,713
Labor cost	520,069	388,421
Depreciation of property, plant and equipment	385,393	391,592
Amortization of intangible assets	16,623	11,875
Maintenance expenses	420,506	269,098
Office expenses	5,496	3,874
Insurance	8,584	7,845
Change of obsolescence allowance	777	197
Recovery from sales of scrap and by-products	(26,634)	(14,920)
Others	13,167	12,281
Less: Inventories at the end of the period	(3,626,356)	(1,667,284)
Cost of Sales	7,175,088	5,185,840

Page 11 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
Services and fees	44,136	39,835
Labor cost	190,631	139,067
Depreciation of property, plant and equipment	10,930	12,059
Amortization of intangible assets	32,636	61,528
Maintenance and expenses	5,195	3,023
Taxes	118,021	64,802
Office expenses	24,100	20,428
Freight and transportation	254,194	212,107
(Decrease) Increase of allowance for doubtful accounts	73	656
Others	12,338	12,630

Selling, general and administrative expenses	692,254	566,135

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
Interest expense	(20,551)	(38,857)

Finance expense	(20,551)	(38,857)

Interest income	54,160	30,895

Finance income	54,160	30,895

Net foreign exchange (loss) gain	(25,400)	72,246
Change in fair value of financial assets	37,698	4,952
Derivative contract results	3,997	17,101
Others	21,624	(8,548)

Other financial income (expenses), net	37,919	85,751

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
At the beginning of the year	6,504,681	6,539,581

Currency translation differences	(173)	(1,654)
Additions	365,734	408,231
Value adjustments of lease contracts	4,413	(9,543)
Disposals	(19,428)	(17,476)
Depreciation charge	(396,323)	(403,651)
Capitalized borrowing costs	5,902	10,890
Transfers and reclassifications	(2,281)	(579)

At the end of the period	6,462,525	6,525,799

Page 12 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

8.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
At the beginning of the year	908,583	943,838

Additions	47,208	37,311
Amortization charge	(49,259)	(73,403)
Transfers/Disposals	(9,557)	579

At the end of the period	896,975	908,325

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	633,420	422,948
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	58,559	42,625
Other non-consolidated companies (1)					5,367	5,733
					697,346	471,306
(1) It includes the investments held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of September 30, 2021, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at September 30, 2021, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 13 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of September 30, 2021, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 15.72 (approximately $ 2.89; December 31, 2020: BRL 15.69 – $ 3.02) per ordinary share and BRL 16.12 (approximately $ 2.96; December 31, 2020: BRL 14.61 – $ 2.81) per preferred share, respectively. Accordingly, as of September 30, 2021, Ternium’s ownership stake had a market value of approximately $ 726.3 million and a carrying value of $ 633.4 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of September 30, 2021, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2021	422,948
Share of results (1)	286,057
Other comprehensive income	(27,713)
Dividends	(47,872)

As of September 30, 2021	633,420

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	3,707,090
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	755,971

Purchase price allocation	53,139
Goodwill	191,093
Impairment	(366,783)

Total Investment in Usiminas	633,420

On October 29, 2021, Usiminas issued its consolidated interim accounts as of and for the nine-month period ended September 30, 2021.

Page 14 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million $)	As of September 30, 2021
Assets
Non-current	3,304
Current	2,511
Other current investments	295
Cash and cash equivalents	1,045

Total Assets	7,155
Liabilities
Non-current	578
Non-current borrowings	1,107
Current	1,240
Current borrowings	11

Total Liabilities	2,936

Non-controlling interest	512

Shareholders' equity	3,707

USIMINAS
Summarized income statement (in million $)	Nine-month period ended September 30, 2021

Net sales	4,829
Cost of sales	(3,091)
Gross Profit	1,738
Selling, general and administrative expenses	(143)
Other operating income (loss), net	115
Operating income	1,710
Financial income (expenses), net	103
Equity in earnings of associated companies	31
Profit before income tax	1,844
Income tax expense	(416)
Net profit before non-controlling interest	1,428
Non-controlling interest in other subsidiaries	(171)
Net profit for the period	1,257

Techgen S.A. de C.V.

Techgen stated as of and for the nine-month period ended September 30, 2021, that revenues amounted to $ 286 million ($ 314 million for the year ended December 31, 2020), net profit from continuing operations to $ 33 million ($44 million for the year ended December 31, 2020), non-current assets to $ 802 million ($ 833 million as of December 31, 2020), current assets to $ 70 million ($ 59 million as of December 31, 2020), non-current liabilities to $ 633 million ($ 709 million as of December 31, 2020), current liabilities to $ 117 million ($ 95 million as of December 31, 2020) and shareholders’ equity to $ 122 million ($ 89 million as of December 31, 2020).

Page 15 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

10.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 3, 2021, the shareholders approved a distribution of dividends of USD 0.21 per share (USD 2.10 per ADS), or approximately USD 421.0 million in the aggregate. The dividend was paid on May 11, 2021.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Page 16 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.
ICMS deferral tax benefit – Action of Unconstitutionality
On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.
In 2012, a Brazilian political party filed a direct action of unconstitutionality against Law RJ 4529 before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to Law RJ 4529 had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).
In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives. On July 27, 2018, the Governor of Rio de Janeiro issued Decree No. 46,378, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

Page 17 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro filed petitions arguing that the action of unconstitutionality against Law RJ 4529 could not be judged by the Brazilian Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. On October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Law RJ 4529 was impaired by the supervening loss of its object, and on November 17, 2020, the Reporting Justice Minister’s ruling became final and not subject to any further recourses or appeals.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date of Ternium Brasil on September 7, 2017. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp.

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $ 194.1 million ($ 254.4 million as of December 31, 2019) recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $ 380.1 million ($ 508.9 million as of December 31, 2019) recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $ 186.0 million.

As of September 30, 2021, 2020 comparative information has been adjusted to reflect only the effect over the asset related to its expiry date on September 7, 2020, and the subsequent finalization of the legal proceeding on ICMS in November 2020, reflected in the last quarter of 2020.

The adjustment mentioned above involved the cancellation of a gain of $ 194.1 million in Other operating income (expenses), net, affecting:
•Profit before income tax expense, the Profit for the period, and the Total comprehensive income in the Income Statement, in the Statement of Comprehensive Income and the Statement of Changes in Equity for the three-month and nine-month periods ended September 30, 2020.
•Basic and diluted earnings per share with a lower earning of $ 0.10 per share in the three-month and nine-month periods ended September 30, 2020.
•Statement of Cash Flows in the Profit for the period line against the line “ICMS reversal of related asset”, with no effect in the net cash provided by operating activities.

Subsequently, in the fourth quarter of 2020, the derecognition of the liability confirmed in November 2020 generated a non-cash gain effect during such quarter of $ 380.1 million.

The adjustment mentioned above did not affect the Income Statement, Statement of Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity and Statement of Cash Flows as of and for the year ended December 31, 2020.

Page 18 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

12.    RELATED PARTY TRANSACTIONS

As of September 30, 2021, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	736,753	260,785
Sales of goods to other related parties	149,025	10,043
Sales of services and others to non-consolidated parties	135	131
Sales of services and others to other related parties	1,138	760

	887,051	271,719
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	332,839	253,486
Purchases of goods from other related parties	50,875	66,295
Purchases of services and others from non-consolidated parties	7,154	6,998
Purchases of services and others from other related parties	75,490	57,106
Purchases of goods and services in connection with lease contracts from other related parties	—	159

	466,358	384,044
(c) Financial results
Income with non-consolidated parties	4,686	5,583
Expenses in connection with lease contracts from other related parties	(787)	(1,244)

	3,899	4,339
(d) Dividends
Dividends from non-consolidated parties	48,371	262

	48,371	262
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	750	550
Income (expenses), net with other related parties	693	930

	1,443	1,480

	September 30, 2021	December 31, 2020
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	295,583	227,074
Receivables from other related parties	31,408	3,674
Advances to non-consolidated parties	6,374	6,647
Advances to suppliers with other related parties	4,664	7,732
Payables to non-consolidated parties	(47,436)	(30,407)
Payables to other related parties	(24,640)	(29,095)
Lease Liabilities with other related parties	(3,072)	(3,550)

	262,881	182,075

Page 19 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of September 30, 2021 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	223,892	—	—	223,892
Derivative financial instruments	—	1,450	—	1,450
Trade receivables	2,066,894	—	—	2,066,894
Other investments	469,100	3,082	351,765	823,947
Cash and cash equivalents	554,732	381,427	11,416	947,575

Total	3,314,618	385,959	363,181	4,063,758

As of September 30, 2021 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	64,189	—		64,189
Trade payables	1,183,019	—		1,183,019
Derivative financial instruments	—	1,068		1,068
Lease liabilities	272,044	—		272,044
Borrowings	1,500,463	—		1,500,463

Total	3,019,715	1,068		3,020,783

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2020 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	392,843	392,843	—	—
Other investments	354,847	351,765	—	3,082
Derivative financial instruments	1,450	—	1,450	—
Total assets	749,140	744,608	1,450	3,082

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,068	—	1,068	—
Total liabilities	1,068	—	1,068	—

Page 20 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—
Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—
Total liabilities	6,358	—	6,358	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2020, corresponds to the initial investment and to the changes in its fair value.

14.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working under a hybrid work scheme for salaried employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated condensed interim financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Even though the negative effects of the pandemic in steel demand are behind us, and as of the issue date of these consolidated condensed interim financial statements all of Ternium’s industrial facilities continued working at normal production levels, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs not yet completed.

With total cash and cash equivalents and other current and non-current investments less borrowings of $ 0.3 billion as of September 30, 2021 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to incur any material COVID-19-related contingencies.

Page 21 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2021
and for the nine-month periods ended September 30, 2021 and 2020

15.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. These measures, however, have not had a significant effect on Ternium Argentina’s ability to purchase USD at the prevailing official exchange rate for all of its imports of goods and for the acquisition of services from unrelated parties. By contrast, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted.

Ternium Argentina stated in its interim accounts as of September 30, 2021, and for the nine-month period then ended, that revenues amounted to $ 2,486 million, net profit from continuing operations to $ 678 million, total assets to $ 4,403 million, total liabilities to $ 510 million and shareholders’ equity to $ 3,893 million.

All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of September 30, 2021, was diminished due to hedging strategies using derivative instruments as well as the investment in US dollar and inflation-linked securities.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated condensed interim financial statements, additional regulations that could be imposed in the future by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market.

Pablo Brizzio
Chief Financial Officer

Page 22 of	22